UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14f-1
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File Number:  0-54205

HXT HOLDINGS, INC. (Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of Incorporation or organization	20-2188353 (I.R.S. Employer Identification Number)

51 Huilingxi Road, Zhouhuizheng, Wujin District, Changzhou, Jiangsu Province, P.R. China 213022
(Address of Principal Executive Offices)

86-519-83630688 (Registrant’s Telephone Number, Including Area Code)

RULE 14F-1
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934

HXT HOLDINGS, INC.
51 Huilingxi Road, Zhouhuizheng, Wujin District,
Changzhou, Jiangsu Province, P.R. China 213022

This report is furnished by the Board of Directors of HXT Holdings, Inc., a Delaware corporation (“HXT Holdings”), to the holders of its common stock, $.001 par value.

On September 2, 2011 HXT Holdings acquired China Metal Holding, Inc. pursuant to an Agreement and Plan of Merger dated September 2, 2011 among the Company, HXT Acquisition Corp., and China Metal (the “Merger”).  In exchange for ownership of China Metal, HXT Holdings issued 9,200,000 shares of its common stock to the prior shareholders of China Metal.  China Metal owns all of the registered capital of Changzhou Huayue Electronic Co., Ltd. (“Huayue”), which is engaged in the manufacture and sale of high frequency induction lights and electrolytic capacitors in the People’s Republic of China. In connection with the acquisition of China Metal by HXT Holdings, Li Yuan Qing and Qiu Zhen Liang sold 257,930 shares of HXT Holdings common stock to Ying Wang, an affiliate of China Metal, for 1,600,000 Chinese Yuan (approximately $250,000).  The shares represented approximately 38% of the outstanding common stock prior to the Merger.

Upon completion of the Merger, HXT Holdings entered into an Entrusted Management Agreement with Pan Shudong and Li Xinmei, who are the two principal managers of Huayue, the operating company owned by China Metal.  The Entrusted Management Agreement provides that Mr. Pan and Ms. Li (the “Managers”) will serve as members of the HXT Holdings Board of Directors for a three year term.  They also undertake responsibility for day-to-day management of HXT Holdings and its subsidiaries, although they may engage other officers and agent to assist them.  In compensation for their services, HXT Holdings has issued to them 20,201,500 shares of restricted common stock, although they immediately transferred 392,500 shares to their business associates.  The shares may not be transferred for three years, and then no more than 4,040,300 may be transferred in any year.  In addition, if HXT Holdings’ annual return on equity for the next three years is less than five percent, the shares will be cancelled.

Subsequent to the closing of the Merger, HXT Holdings entered into a Transfer Agreement with Li Yuan Qing, who was the Chief Executive Officer of HXT Holdings prior to the Merger.  Pursuant to the Transfer Agreement, HXT Holdings assigned to Mr. Li all of the outstanding capital stock of its subsidiary, Heng Xing Technology Group Development Limited (“Heng Xing TG”).  In exchange for Heng Xing TG, Mr. Li agreed to indemnify HXT Holdings against any liability arising from the past or future operations of Heng Xing TG.  Heng Xing TG owns the subsidiaries that carried on all of HXT Holdings’ business operations prior to the Merger.

Pursuant to the terms of the Agreement and Plan of Merger, the two members of our Board of Directors elected Pan Shudong and Li Xinmei to also serve as members of the Board.  The Board then elected Pan Shudong to serve as the Chief Executive Officer for HXT Holdings.  The prior directors have submitted their resignations from the Board, although the resignations will not be effective until ten days after the Company mails this information statement to its shareholders of record.   Upon that tenth day, therefore, Pan Shudong and Li Xinmei will be all of the members of the Board of Directors.

This report is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report.  You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of HXT Holdings on or about September 7, 2011.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Upon completion of the Merger and execution of the Entrusted Management Agreement, there were 30,067,741 shares of the Company’s common stock issued and outstanding.  The following table sets forth information known to us with respect to the beneficial ownership of our common stock by the following:

•	each shareholder who beneficially owns more than 5% of our common stock;

•	Pan Shudong, our Chief Executive Officer

•	each of the members of the Board of Directors; and

•	all of our officers and directors as a group.

Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
Pan Shudong(2)	19,809,000	65.9%
Li Xinmei(2)	19,809,000	65.9%
All officers and directors As a group (6 persons)	20,353,400	67.7%
Huakang Zhou(3)	4,057,930	13.5%

(1)	Except as otherwise noted, all shares are owned of record and beneficially.

(2)
Pan Shudong and Li Xinmei are married to each other.  Accordingly, each is a beneficial owner of shares owned of record by the other.  Their record ownership is:  Pan Shudong - 10,809,500; Li Xinmei - 9,000,000.  The shares owned by Pan Shudong and Li Xinmei are restricted by the terms of the Entrusted Management Agreement dated September 2, 2011.  In the event that the Company’s annual return on equity for the three years ended September 2, 2014 is less than five percent, the shares will be cancelled.

(3)
Includes 2,000,000 shares owned of record by Moutasia Capital Opportunity Fund, LLC, over which Mr. Zhou exercises voting and dispositional control, 1,000,000 shares owned of record by Mr. Zhou’s spouse, Xiaojin Wang, and 857,930 and 200,000 shares owned by Ying Wang and Lan Wang, respectively, over which Mr. Zhou exercises voting and dispositional control.

NEW MEMBERS OF THE BOARD OF DIRECTORS

In connection with the Merger, Pan Shudong and Li Xinmei were appointed to serve as members of the Board of Directors.  Ten days after this information statement is mailed to our shareholders of record, the prior members of the Board will resign, and Mr. Pan and Ms. Li will be the only members of the Board of Directors.  Information regarding the new directors follows:

Shudong Pan founded Huayue in 1999 in the town of Zouqu, Changzhou and has worked for the company since then.  Prior to founding Yuayue, Mr. Pan was employed for 16 years by the Bureau of Taxation in China.  Mr. Pan holds a Diploma in Accounting awarded by the Changzhou Financial Institute in 1986.  He has served as a researcher for the Economic Research and Development Institute at Hehai University.  In May 2009, Mr. Pan was elected Vice President of the Association of Lighting Devices in the city of Changzhou.  He has participated in drafting the Chinese National Standards for Induction Lights.  Mr. Pan is married to Xinmei Li, the other member of the Board of Directors.  Mr. Pan is 46 years old.

Xinmei Li has been employed by Huayue as Chief Financial Officer since 2002.  During the same period, Ms. Li has been employed as Chief Executive Officer of Changzhou Heng Chuan Plastics Co., Ltd.  Prior to 2002, Ms. Li was employed for 21 years in various positions in the banking industry in China.  In 2005 she was awarded a Bachelor’s Degree in Economic Management by Southeastern University in China.   Ms. Li is a certified public accountant in China.  She is married to Shudong Pan, the other member of the Board of Directors.  Ms. Li is 47 years old.

Code of Ethics

HXT Holdings does not have a code of ethics applicable to its management, due to the small number of individuals involved in management.

Nominating, Compensation and Audit Committee

The Board of Directors does not have an audit committee, a compensation committee or a nominating committee, due to the small size of the Board.  The Board also does not have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

PREVIOUS BOARD OF DIRECTORS

The following table lists certain information regarding the individuals who were the officers and directors of HXT Holdings prior to the Merger:

Name	Age	Position
Mr. Yuan Qing Li	41	Chairman, Director and President
Ms. Ding Hong Shen	41	Chief Financial Officer, Director and Chief Accounting Officer
Mr. Qing Biao Yu	42	Secretary

Mr. Yuan Qing Li was the Chairman, President and a director of HXT Holdings from January 2005 until the closing of the Merger.  He was the Chairman, President and a director of China Software Technology Group Co. Ltd. (now called American Wenshen Steel Group, Inc.) from August 19, 2005 to July 30, 2007. Since 2004 Mr. Li has been the Executive Director of Heng Xing Technology Group Development Limited, which was a subsidiary of HXT Holdings until September 2, 2011, and has been the Chairman and Chief Executive Officer of its operating subsidiary since 2000. Mr. Li has also served as a director of Jiangsu Qi Hang Digital Control Engine Bed Co., Ltd. and Jiangsu Zhenjiang Xinzhou Mechanics Factory, and as the Executive Director of Hengtaifeng International Holdings Co., Ltd. He graduated from Shenzhen University in 1989 and earned an Executive MBA degree from Zhongshan University in 2003.

Ms. Ding Hong Shen was the Chief Financial and Accounting Officer and a director of HXT Holdings from January 2005 until the closing of the Merger. She was also the CFO and Chief Accounting Officer of China Software Technology Group Co. Ltd. (now called American Wenshen Steel Group, Inc.) from August 19, 2005 to July 30, 2007. She has been Financial Manager of the operating subsidiary of Heng Xing Technology Group Development Limited since 2003. From 1999 to 2002 she served as Manager of He Zhong Heng Software Co., Ltd.

Mr. Qing Biao Yu was the Secretary of HXT Holdings from January 2005 until the closing of the Merger.  During the past five years, he has worked for the operating subsidiaries of Heng Xing Technology Group Development Limited  in various capacities.  Prior to that, he worked for Jing Zhong Daily as Editor and Director of the Computer Center for over 11 years.

Board Meetings and Committees

The Board of Directors prior to the Merger had no committees. During the fiscal year ended September 30, 2010, the Board of Directors held no meetings and took no action by unanimous consent.

Executive Compensation and Compensation of Directors

The following table sets forth all compensation awarded to, earned by, or paid by HXT Holdings and its subsidiaries to its Chief Executive Officer for services rendered in all capacities to the Company during the fiscal years ended September 30, 2010, 2009 and 2008.  There were no executive officers whose total salary and bonus for the fiscal year ended September 30, 2010 exceeded $100,000.

	Year	Salary	Bonus	Stock Awards	Option Awards	Other Compensation
Yuan Qing Li	2010	$17,747	--	--	--	--
	2009	$17,747	--	--	--	--
	2008	$17,747	--	--	--	--

Employment Agreements

All of our officers and directors served on an at-will basis.

Director Compensation

The members of the board of directors received no compensation for services on the board during the years ended September 30, 2010, 2009 or 2008.

Certain Relationships and Related Transactions

There were no related party transactions during the fiscal year ended September 30, 2010.

September 7, 2011	By Order of the Board of Directors:
Pan Shudong, Chairman